Exhibit (a)(11)

[DUSA LETTERHEAD]

November 29, 2012

Re: Notice to Warrant Holders (this “Notice”)

Dear Warrant Holders:

Reference is made to that certain Common Stock Purchase Warrant issued to you (the “Holder”) on October 29, 2007 (the “Warrant”) in connection with the execution of that certain Securities Purchase Agreement dated October 29, 2007. As publicly announced, on November 8, 2012, DUSA Pharmaceuticals, Inc. (“DUSA”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), and Caraco Acquisition Corporation, a New Jersey corporation and an indirect wholly-owned subsidiary of Sun Pharma (“Acquisition Sub”). Sun Pharma assigned its rights under the Merger Agreement as of November 16, 2012 to Caraco Pharmaceutical Laboratories, Ltd. (“CPL”), a Michigan corporation, a subsidiary of Sun Pharma and the direct parent of Acquisition Sub. Notwithstanding such assignment, in accordance with the terms of the Merger Agreement, Sun Pharma remains liable and obligated under the Merger Agreement.

Under the terms of the Merger Agreement and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase, dated November 21, 2012, and related materials, including, among other conditions, the minimum tender condition and the expiration or earlier termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Acquisition Sub has commenced a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, no par value, of DUSA (the “Shares”) at a price of $8.00 per Share, net to the seller in cash without interest and subject to any applicable withholding taxes.

Unless extended in accordance with its terms, the Offer is scheduled to expire at 12:00 midnight, New York City time, on December 19, 2012 (which is the end of the day on December 19, 2012), after which time, if all conditions to the Offer have been satisfied or waived, Acquisition Sub will accept for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. If the Offer is completed and the other conditions to the merger as set forth in the Merger Agreement are satisfied or waived, Acquisition Sub will merge with and into DUSA upon the vote of DUSA’s shareholders (if such vote is required by law).

Section 3(e) of the Warrant provides for the following treatment of the Warrant in the event of a tender offer: “If, at any time while this Warrant is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (each “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such merger, consolidation or disposition of assets by a Holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder’s right to exercise such warrant into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 3(e) and insuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, the Company or any successor entity shall pay at the Holder’s option, exercisable at any time concurrently with or within 30 days after the consummation of the Fundamental Transaction, an amount of cash equal to the value of this Warrant as determined in accordance with the intrinsic value of the Fundamental Transaction using (i) a price per share of Common Stock equal to the VWAP of the Common Stock for the Trading Day immediately preceding the date of consummation of the applicable Fundamental Transaction, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of the date of consummation of the applicable Fundamental Transaction and (iii) an expected volatility equal to the 100 day volatility obtained from the “HVT” function on Bloomberg L.P. determined as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction.”

IMPORTANT INFORMATION. This Notice is not a recommendation, an offer to purchase or a solicitation of an offer to sell Shares. In connection with the Offer and the Merger, DUSA filed a solicitation/recommendation statement on a Schedule 14D-9 and Sun Pharma, CPL, Acquisition Sub and certain affiliates filed a tender offer statement on a Schedule TO-T with the Securities and Exchange Commission (the “SEC”). You may obtain copies of these and other documents relevant to the Offer and the Merger at the SEC’s website at www.sec.gov.

Very truly yours,

Richard C. Christopher

Vice President, Finance and

Chief Financial Officer